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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           AMERICAN BUILDINGS COMPANY
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                ABCO ACQUISITION CORP., ABCO HOLDINGS CORP. AND
                                ONEX CORPORATION
                                    (BIDDER)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   024757106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MARK L. HILSON
                                NIGEL S. WRIGHT
                        C/O ONEX INVESTMENT CORPORATION
                                712 FIFTH AVENUE
                                   40TH FLOOR
                            NEW YORK, NEW YORK 10019
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                            JOEL I. GREENBERG, ESQ.
                             LYNN TOBY FISHER, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                               NEW YORK, NY 10022
                                 (212) 836-8000
                            ------------------------

        TRANSACTION VALUATION*                 AMOUNT OF FILING FEE*
        ----------------------                 ---------------------
             $207,809,640                            $41,561.93

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*  Value derived by multiplying 5,772,490 (number of shares of common stock outstanding on a fully diluted basis less shares of common stock beneficially owned by Purchaser and its affiliates) by $36 (the purchase price per share offered by the bidder). Amount of filing fee, calculated in accordance with Rule 0-11, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A           Form or Registration No.: N/A
          Filing Party: N/A                       Date Filed: N/A

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     This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1")
relates to a tender offer by ABCO Acquisition Corp., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of ABCO Holdings Corp., a Delaware corporation ("Parent") and an indirect wholly-owned subsidiary of Onex Corporation, an Ontario corporation ("Onex"), to purchase all outstanding shares of Common Stock, par value $.01 per share, of American Buildings Company, a Delaware corporation (the "Company"), for a purchase price of $36 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 13, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, as the same may be amended or supplemented from time to time, the "Offer"), and is intended to satisfy the disclosure and filing requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2) hereto, respectively.

ITEM 1.  SECURITIES AND SUBJECT COMPANY.

     (a) The name of the subject company is American Buildings Company, a Delaware corporation, which has its principal executive offices at 1150 State Docks Road, Eufaula, Alabama 36027.

     (b) The title of the securities which are the subject of the Offer is the Company's Common Stock, par value $.01 per share (the "Shares"), and the Offer is for all outstanding Shares at a price of $36 per Share, net to the seller in cash, without interest thereon. The information set forth in the "Introduction" to the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g). This Schedule 14D-1 is being filed jointly by Purchaser, Parent and Onex. The information set forth in the "Introduction" to the Offer to Purchase, in Section 9 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e) and (f) None.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction" to the Offer to Purchase, in Sections 9, 11 and 13 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9 and 12 of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "Introduction" to the Offer to Purchase and in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction" to the Offer to Purchase in Sections 9, 11 and 13 of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) None.

     (b) and (c) The information set forth in Section 16 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Press Release dated April 8, 1999, the Agreement and Plan of Merger, dated as of April 7, 1999, among Parent, Purchaser and the Company, the undertaking of Onex to the Company dated April 7, 1999 and the Confidentiality Agreement, dated as of March 8, 1999, between the Company and Onex, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (a)(7), (c)(1), (c)(2) and
(c)(3), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase.

(a)(2)  Letter of Transmittal.

(a)(3)  Notice of Guaranteed Delivery.

(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)  Text of Press Release dated April 8, 1999.

(b)     None.

(c)(1) Agreement and Plan of Merger, dated as of April 7, 1999, among Parent, Purchaser and the Company.*

(c)(2)  Undertaking of Onex Corporation to the Company dated April 7, 1999.

(c)(3) Confidentiality Agreement, dated as of March 8, 1999, between the Company and Onex.

(d)     None.

(e)     Not applicable.

(f)     None.

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* Incorporated by reference to American Buildings Company's Current Report on
 Form 8-K dated April 7, 1999 and filed with the Securities and Exchange Commission on April 8, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 13, 1999
                                          ABCO Acquisition Corp.

                                          By /s/ MARK L. HILSON

                                            ------------------------------------
                                            Mark L. Hilson, President

                                          ABCO Holdings Corp.

                                          By /s/ MARK L. HILSON

                                            ------------------------------------
                                            Mark L. Hilson, President

                                          Onex Corporation

                                          By /s/ MARK L. HILSON

                                            ------------------------------------
                                            Mark L. Hilson, Vice President

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                                 EXHIBIT INDEX

EXHIBIT                                                                 SEQUENTIALLY
NUMBER                           DESCRIPTION                           NUMBERED PAGES
-------                          -----------                           --------------
(a)(1)   Offer to Purchase.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
         Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks, Trust
         Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Text of Press Release dated April 8, 1999.
(b)      None.
(c)(1)   Agreement and Plan of Merger, dated as of April 7, 1999,
         among Parent, Purchaser and the Company.*
(c)(2)   Undertaking of Onex to the Company dated April 7, 1999.
(c)(3)   Confidentiality Agreement, dated as of March 8, 1999,
         between the Company and Onex.
(d)      None.
(e)      Not applicable.
(f)      None.

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* Incorporated by reference to American Buildings Company's Current Report on
  Form 8-K dated April 7, 1999 and filed with the Securities and Exchange Commission on April 8, 1999.